Exhibit 99.1
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                              CAUTIONARY STATEMENT
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THE   FOLLOWING   CAUTIONARY   STATEMENTS   ARE  MADE  TO  PERMIT   PARAGON
TECHNOLOGIES, INC. TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
     Investing in the Company's Common Stock will provide an investor with an equity ownership interest in the Company. Shareholders will be subject to risks inherent in the Company's business. The performance of Paragon's shares will reflect the performance of the Company's business relative to, among other things, general economic and industry conditions, market conditions, and competition. The value of the investment in the Company may increase or decline and could result in a loss. An investor should carefully consider the following factors as well as other information contained in this Form 10-K before deciding to invest in shares of the Company's Common Stock.
     This Form 10-K also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risk factors described below and the other factors described elsewhere in this Form 10-K.
     The Company wishes to inform its investors of the following important factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company. Though the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations.

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Sales of the Company's products depend on the capital spending decisions of its customers.
     Automated, integrated material handling systems using the Company's products can range in price from $100,000 to several million dollars. Accordingly, purchases of the Company's products represent a substantial capital investment by its customers, and the Company's success depends directly on their capital expenditure budgets. The Company's future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns, and other factors affecting capital spending.
     The current domestic and international economic conditions in the Company's major markets for Ermanco and SI Systems' branded products, such as the electronics, telecommunications, semiconductor, appliance, pharmaceutical, food processing, and automotive components industries, have resulted in cutbacks in capital spending which has caused a direct, material adverse impact on the Company's product sales. The Company's backlog of orders at December 31, 2002 was $6,924,000 compared to the backlog of orders at December 31, 2001 of $13,342,000. Sales of Ermanco branded products decreased from $31,744,000 for the year ended December 31, 2001 to $23,318,000 for the year ended December 31, 2002. Sales of SI Systems' branded products decreased from $19,008,000 for the year ended December 31, 2001 to $14,906,000 for the year ended December 31, 2002. The Company's business is largely dependent upon a limited number of large contracts with a limited number of customers. This dependence can cause unexpected fluctuations in sales volume. Along with sales recognized on the percentage of completion accounting method, the monthly rate of new orders can also vary substantially, causing fluctuations in the current backlog of orders and future revenue recognition. Various external factors affect the customers' decision-making process on expanding or upgrading their current production or distribution sites.


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The customers' timing and placement of new orders is often affected by factors such as the current economy, current interest rates, and future expectations. The Company cannot estimate when or if a sustained revival in the markets for its products will occur. If the Company is unable to increase sales of its products, the Company's sales will continue to be adversely affected.

The Company is largely dependent upon a limited number of large contracts, including one large contract with a federal government agency.
     The Company is largely dependent upon a limited number of large contracts from large domestic corporations and a federal government agency. This dependence can cause unexpected fluctuations in sales volume and operating results from period to period. In the year ended December 31, 2002, no customer accounted for over 10% of sales. In the year ended December 31, 2001, the U.S. government accounted for sales of $5,219,000 or 10.3% of total sales. In the year ended December 31, 2000, Brandt & Hill Inc. accounted for sales of $10,979,000 or 17.1% of total sales, and the U.S. government accounted for sales of $8,157,000 or 12.7% of total sales. No other customer accounted for over 10% of sales.
     The Company received $3,381,000 or 8.8% of its total sales from sales to government agencies in the fiscal year ended December 31, 2002. One federal agency, the U.S. Postal Service, represented approximately $3,168,000 or 8.3% of the Company's total sales for this period. Accordingly, our sales could decline as a result of government spending cuts, general budgetary constraints, and the complex and competitive government procurement processes.

The Company's restructuring efforts may not achieve the intended benefits.
     The Company previously initiated restructuring efforts in November 1999, February 2000, and June 2001, which reduced personnel. If the Company finds that its restructuring efforts are insufficient to help the Company achieve greater profitability, the Company may implement additional restructuring efforts. The Company's restructuring efforts to date and any future restructuring efforts have placed, and may continue to place, a significant strain on the Company's managerial, operational, financial, and other resources. Additionally, the restructuring may negatively affect the Company's employee turnover, recruiting, and retention of employees.
     As part of the Company's restructuring plan, the Company discontinued production operations at its Easton, Pennsylvania facility and utilizes subcontractors. The Company's relationship with some of its customers may be damaged if the Company cannot locate subcontractors to complete projects in a timely and cost-effective manner.
     The Company cannot assure you that these cost-saving measures will increase productivity nor that the expected net savings will occur. In fact, the Company's cost-saving measures could adversely affect the Company's revenue, as it could create inefficiencies in the Company's business operations, result in project disruptions, and limit the Company's ability to expand and grow our business.

The terms of the Company's outstanding indebtedness impose restrictions that may limit the Company's operating and financial flexibility.
     The terms of the instruments governing the Company's outstanding indebtedness, including the Company's credit facility and term loan, restrict the Company's ability to incur additional liens and debt or debt guarantees, pay dividends, make redemptions and repurchases of capital stock, make loans, investments and capital expenditures, prepay, redeem, or repurchase subordinated debt, engage in mergers, consolidations, asset dispositions, sale-leaseback transactions, and affiliate transactions, change the Company's business, amend certain debt and other material agreements, enter into joint ventures, issue and sell capital stock of subsidiaries, restrict distributions from subsidiaries, and grant negative pledges to other creditors without the lender's consent.
     Moreover, if the Company is unable to meet the terms of the financial covenants or if the Company breaches any of these covenants, a default could result under one or more of these agreements. A default, if not waived by the Company's lender, could result in the acceleration of the Company's outstanding indebtedness and cause the Company's debt to become immediately due and payable, and the Company's lender could foreclose

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upon substantially all of the Company's assets. If acceleration occurs, the
Company may not be able to repay its debt, and the Company may not be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to the Company, it may not be available on terms acceptable to the Company. If the Company were required to obtain waivers of defaults, the Company may incur significant fees and transaction costs. In the third quarter of 2001, the Company was required to obtain waivers of compliance with, and modifications to, financial covenants contained in the Company's credit facility and term loan agreements. In connection with obtaining these waivers and modifications, the Company agreed to pay an increased interest rate on the remaining outstanding debt obligations. Also during 2002, the Company was required to obtain waivers of compliance with, and modifications to, financial covenants contained in the Company's credit facility and term loan agreements. In connection with these waivers and modifications, the Company agreed to prepay a portion of its outstanding debt obligations and maintain a minimum cash balance covenant. As of the date hereof, the Company is in compliance with the amended covenants.

The Company's contracts with government agencies are subject to adjustment pursuant to federal regulations.
     Each of the Company's contracts with federal agencies include various federal regulations that impose certain requirements on the Company, including the ability of the government agency or general contractor to alter the price, quantity, or delivery schedule of the Company's products. In addition, the government agency retains the right to terminate the contract at any time at its convenience. Upon alteration or termination of these contracts, the Company would normally be entitled to an equitable adjustment to the contract price so that the Company may receive the purchase price for items it has delivered and reimbursement for allowable costs it has incurred. A portion of the Company's backlog is from government-related contracts. The Company's backlog of orders at December 31, 2002 was $6,924,000, which $926,000 or 13.4% was associated with U.S. government projects. Accordingly, because these contracts can be terminated, the Company cannot assure you that its backlog will result in sales. The Company has not previously experienced material adjustments or terminations of government contracts.

The Company must accurately estimate its costs prior to entering into contracts on a fixed-price basis.
     The Company frequently enters into contracts with its customers on a fixed-price basis. In order to realize a profit on these contracts, the Company must accurately estimate the costs the Company will incur in completing the contract. Estimating costs for complex systems is more difficult. The Company believes that it has the ability to reasonably estimate the total costs and applicable gross profit margins at the inception of both typical and more complex systems. The Company's failure to estimate accurately can result in cost overruns which will result in the loss of profits, as occurred in 1999 when the Company determined that it had significantly underestimated the costs involved principally in four major contracts. The cost overruns associated with these contracts resulted in approximately $8,700,000 in sales with $11,700,000 in related cost of sales during the ten months ended December 31, 1999. During 2000, the Company had $1,491,000 of revenue associated with these contracts, with an additional loss of $743,000.
     At times, uncertainty exists with respect to the resources required to accomplish the contractual scope of work dealing with the final integration of state-of-the-art automated material handling systems. As a result of past experience with cost overruns, in the fourth quarter of 1999, the Company established enhanced business controls, estimating, and procurement disciplines to attempt to reduce future cost overruns. Since the Company established these controls, it has not experienced additional material cost overruns on new contracts; however, additional cost overruns in the future could result in reduced revenues and earnings.


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The Company faces intense competition, which could result in the Company's loss of customers.
     The markets in which the Company competes are highly competitive. The Company competes with a number of different manufacturers, both domestically and abroad, with respect to each of its products and services. Some of the Company's competitors have greater financial and other resources than the Company has. The Company's ability to compete depends on factors both within and outside its control, including:
       o product availability, performance, and price; o product brand recognition; o distribution and customer support; o the timing and success of its newly developed products; and
       o the timing and success of newly developed products by its competitors. These factors could possibly limit the Company's ability to compete successfully.

The Company may lose market share if it is not able to develop new products or enhance its existing products.
     The Company's ability to remain competitive and its future success depends greatly upon the technological quality of its products and processes relative to those of its competitors. The Company may need to develop new and enhanced products and to introduce these new products at competitive prices and on a timely and cost-effective basis. The Company may not be successful in selecting, developing, and manufacturing new products or in enhancing its existing products on a timely basis or at all. The Company's new or enhanced products may not achieve market acceptance. If the Company cannot successfully develop and manufacture new products, timely enhance its existing technologies, or meet customers' technical specifications for any new products, the Company's products could lose market share, its sales and profits could decline, and it could experience operating losses. New technology or product introductions by the Company's competitors could also cause a decline in sales or loss of market share for the Company's existing products or force the Company to significantly reduce the prices of its existing products.
     From time to time, the Company has experienced and will likely continue to experience delays in the introduction of new products. The Company has also experienced and may continue to experience technical and manufacturing difficulties with introductions of new products and enhancements. Any failure by the Company to develop, manufacture, and sell new products in quantities sufficient to offset a decline in sales from existing products or to manage product and related inventory transitions successfully could harm the Company's business. The Company's success in developing, introducing, selling, and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, timely and efficient implementation of manufacturing processes, and effective sales, marketing, and customer service.

The Company depends on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm the Company's business.
     The Company is highly dependent upon the continuing contributions of its key management, sales, and product development personnel. The loss of the services of any of its senior managerial, technical, or sales personnel could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company has employment agreements with its executive officers. The Company does not maintain key man life insurance on the lives of any of its key personnel. The Company's future success also heavily depends on its continuing ability to attract, retain, and motivate highly qualified managerial, technical, and sales personnel. The Company's inability to recruit and train adequate numbers of qualified personnel on a timely basis could adversely affect its ability to design, manufacture, market, and support its products.


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The Company may face costly intellectual property infringement claims.
     On a few occasions, the Company has received communications from third parties asserting that it is infringing certain patents and other intellectual property rights of others, or seeking indemnification against the alleged infringement. As claims arise, the Company evaluates their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, in the Company paying damages for infringement, and in the need for the Company to obtain a license relating to one or more of its products or current or future technologies. Such a license may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to the Company and diversion of its resources, may be necessary to enforce its patents or other intellectual property rights, or to defend the Company against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company's failure to protect its intellectual property and proprietary technology may significantly impair the Company's competitive advantage.
     Third parties may infringe or misappropriate the Company's copyrights, trademarks, and similar proprietary rights. The Company cannot be certain that the steps the Company has taken to prevent the misappropriation of the Company's intellectual property are adequate, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as in the United States. The Company relies on a combination of patent, copyright, and trade secret protection and nondisclosure agreements to protect its proprietary rights. However, the Company cannot be certain that patent and copyright law and trade secret protection will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated, or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the claims under any patent application will be allowed. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time-consuming and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company.
     The Company may in the future initiate claims or litigation against third parties for infringement of the Company's proprietary rights in order to determine the scope and validity of the Company's proprietary rights or the proprietary rights of the Company's competitors. These claims could result in costly litigation and the diversion of the Company's technical and management personnel.

New software products may contain defects that could result in expensive and time-consuming design modifications or large warranty charges, damage customer relationships, and result in loss of market share.
     New software products or enhancements may contain errors or performance problems when first introduced, when new versions or enhancements are released, or even after such products or enhancements have been used in the marketplace for a period of time. Despite the Company's testing, product defects may be discovered only after a product has been installed and used by customers. Errors and performance problems may be discovered in future shipments of the Company's products. These errors could result in expensive and time-consuming design modifications or large warranty charges, damage customer relationships, and result in loss of market share. To date, there have been no known defects in the Company's software products, which materially affected the Company's operations.

The Company relies on distributors to sell many of Ermanco's products. The Company believes that its ability to sell Ermanco branded products through distributors will continue to be important to the Company's success. Historically, between 80% to 90% of the Company's sales of Ermanco branded products are to distributors that specialize in material handling equipment. The Company's relationships with

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distributors are generally not exclusive, and some of the Company's distributors may expend a significant amount of effort or give higher priority to selling products of the Company's competitors. In the future, any of these distributors may discontinue their relationships with the Company or form additional competing arrangements with the Company's competitors. Although to date none of the Company's distributors have accounted for a material percentage of the Company's sales, the loss of, or a significant reduction in sales from, distributors to which the Company sells a significant amount of its product could have a material adverse effect on the Company's results of operations.
     As the Company enters new geographic and applications markets, the Company must locate distributors to assist the Company in building sales in those markets. The Company may not be successful in obtaining effective new distributors or in maintaining sales relationships with them. If a number of the Company's distributors experience financial problems, terminate their relationships with the Company, or substantially reduce the amount of the Company's products they sell, or if the Company fails to build an effective systems integrator channel in any new markets, the Company's sales and operating results would be materially adversely affected.

The concentration of ownership of the Company's stock could limit the ability of stockholders to influence the outcome of director elections and other transactions submitted for a vote of the Company's stockholders.
     The Company's officers and directors and their affiliates together control approximately 24% of the Company's outstanding voting power. Consequently, these stockholders, if they act together, may be able to exert influence over matters requiring stockholder approval, including the election of directors and other significant corporate transactions.

The Company may be subject to product liability claims, which can be expensive, difficult to defend, and may result in large judgments or settlements against the Company.
     On a few occasions, the Company has received communications from third parties asserting that the Company's products have caused bodily injury to others. Product liability claims can be expensive, difficult to defend, and may result in large judgments or settlements against the Company. In addition, third party collaborators and licensees may not protect the Company from product liability claims. Although the Company maintains product liability insurance in the amount of approximately $26 million, claims could exceed the coverage obtained. A successful product liability claim in excess of the Company's insurance coverage could harm the Company's financial condition and results of operations. In addition, any successful claim may prevent the Company from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming.

The Company's presence in international markets exposes it to risk.
     With the Company's acquisition of Ermanco, the Company has experienced a greater presence in international markets. Maintenance and continued growth of this segment of the Company's business may be affected by changes in trade, monetary and fiscal policies, laws and regulations of the United States and other trading nations by foreign currency exchange rate fluctuations.

Availability of product components could harm the Company's profitability. The
         Company obtains raw materials and certain manufactured components from third party suppliers. Although the Company deems that it maintains an adequate level of raw material inventory, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies, or other natural disasters, may adversely affect the Company's ability to satisfy its customers on a timely basis and thereby affect the Company's financial performance.

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